UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 30, 2024

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street, NE, Atlanta, GA 30308

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

Item 9. Other Events

A.	Cancellation of Stock Repurchase Program

On August 30, 2024, the general partner of our company decided to cancel our share repurchase program, which was first approved on January 10, 2024, and released the following statement:

“The general partner of our company has researched into the legal requirements regarding stock repurchase by public companies, and has concluded that, due to a number of laws and regulations, including Rule 10b-18 (“Safe Harbor” for Issuer Repurchases) of the Security Act, there are technical issues hindering our company from effecting stock repurchases in any significant amount, unless our shareholders will approve certain material amendments to our bylaw(Limited Partnership Agreement). And, after months of discussion with shareholders who collectively hold a majority of voting rights in our company, we have concluded that we cannot secure majority vote to make these material amendments to our bylaw. For this reason, we have decided to cancel our share repurchase program.”

B.	Announcement of Intention of Insider Buying on Open Market

On August 30, 2024, the general partner of our company announces that some of its members will purchase shares of the company on the open market in the rest of the year 2024, and may continue doing so in the year 2025. The amount, price and time of such open market purchases will be at the sole discretion of the purchasing general partner member. All purchases will be disclosed on Form 4 in a timely manner.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Managing Member of General Partner

Date 08/30/2024

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